Exhibit 99.2

Northcore Technologies Inc.
Consolidated Statements of Operations
(expressed in thousands of dollars, except per share amounts)
(Canadian GAAP, Unaudited)

	Three Months Ended			Six Months Ended
	June 30			June 30
	2007	2007	2006	2007	2007	2006
	($C)	($US)	($C)	($C)	($US)	($C)

		translated			translated
		into US$ at			into US$ at
		Cdn$ 1.0634			Cdn$ 1.0634
		for			for
		convenience			convenience

Revenue	$285	$268	$170	$607	$571	$541

Operating expenses
General and administrative	448	421	498	895	842	940
Customer service and technology	178	168	159	350	329	325
Sales and marketing costs	78	73	120	149	140	256
Employee stock options	6	6	37	13	12	72
Depreciation and amortization	10	9	20	19	18	45
Total operating expenses	720	677	834	1,426	1,341	1,638

Loss from operations	(435)	(409)	(664)	(819)	(770)	(1,097)

Interest expense
Cash interest expense	67	63	93	131	123	200
Accretion of secured subordinated notes	88	83	123	191	180	268
Interest income	-	-	(5)	(1)	(1)	(5)
	155	146	211	321	302	463

Loss from continuing operations	(590)	(555)	(875)	(1,140)	(1,072)	(1,560)
Income from discontinued operations	-	-	1,918	-	-	2,123
Net income (loss) for the period	(590)	(555)	1,043	(1,140)	(1,072)	563

Other comprehensive income, net of tax:
Foreign currency translation adjustment	-	-	-	-	-	17
Comprehensive income (loss)	$(590)	$(555)	$1,043	$(1,140)	$(1,072)	$580

Earnings (loss) per share:
From continuing operations, basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.02)
Net earnings (loss) per share, basic and diluted	$(0.01)	$(0.01)	$0.01	$(0.01)	$(0.01)	$0.01

Weighted average common shares	84,397	84,397	79,212	84,117	84,117	76,724

Northcore Technologies Inc.
Consolidated Balance Sheet
(expressed in thousands of Canadian dollars)
(Canadian GAAP, Unaudited)

	June 30	June 30	December 31
	2007	2007	2006
	(Unaudited)	(Unaudited)	(Audited)
		(in US$)

		translated
		into US$ at
		Cdn$ 1.0634
		for
		convenience

Cash	$44	$41	$475
Other current assets	296	278	217
Other assets	70	66	121
Total assets	$410	$385	$813

Accounts payable and accrued liabilities	$745	$701	$1,074
Deferred revenue	161	151	68
Demand loans	602	566	-
Current portion of secured subordinated notes	160	150	1,682
Non-current portion of secured subordinated notes	943	887	244
Total shareholders' deficiency	(2,201)	(2,070)	(2,255)
Total liabilities and shareholders' deficiency	$410	$385	$813